Exhibit 4.2

Description of Registrant’s Securities

Unless otherwise indicated or the context otherwise requires, references in this Exhibit 4.2 to “we, “us” and “our” refer collectively to Northfield Bancorp, Inc. and Northfield Bank or to any of those entities, depending on the context. In addition, we may refer to Northfield Bancorp, Inc. as “Northfield Bancorp”.

General
Northfield Bancorp is authorized to issue 150,000,000 shares of common stock, par value of $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All of our shares of common stock are duly authorized, fully paid and nonassessable.

Common Stock
Voting Rights. Holders of common stock of Northfield Bancorp have exclusive voting rights in Northfield Bancorp. They elect Northfield Bancorp’s board of directors and act on other matters that are required to be presented to them under Delaware law or that are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. However, any person who beneficially owns more than 10% of the then-outstanding shares of Northfield Bancorp’s common stock is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Northfield Bancorp issues shares of preferred stock, holders of the preferred stock may also possess voting rights. The approval of 85% of Northfield Bancorp’s outstanding common stock is required to amend certain provisions of Northfield Bancorp’s certificate of incorporation, including the 10% voting limitation, the requirements to call special meetings of the stockholders, the classification, removal, appointment and election of directors and the amendment of the bylaws.
Dividends. Delaware law generally limits dividends to Northfield Bancorp’s capital surplus or, if there is no capital surplus, Northfield Bancorp’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The payment of dividends by Northfield Bancorp is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce Northfield Bancorp’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Northfield Bancorp are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Northfield Bancorp issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
The Federal Reserve has issued a policy statement providing that dividends should be paid only out of current earnings and only if the holding company’s prospective rate of earnings retention is consistent with its capital needs, asset quality and overall financial condition. Federal regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate or earnings retention is inconsistent with its capital needs and overall financial condition.
Liquidation. In the event of any liquidation, dissolution or winding up of Northfield Bank, Northfield Bancorp, as the holder of 100% of Northfield Bank’s capital stock, would be entitled to receive all assets of Northfield Bank available for distribution, after payment or provision for payment of all debts and liabilities of Northfield Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to certain eligible depositors established in connection with Northfield Bancorp’s second-step conversion stock offering in 2012. In the event of liquidation, dissolution or winding up of Northfield Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Northfield Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Northfield Bancorp are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.
Preferred Stock
Northfield Bancorp’s certificate of incorporation authorizes its board of directors, without stockholder action, to issue preferred stock in one or more series and to establish the designations, dividend rates and rights, dissolution or liquidation rights, preferences, price and terms and conditions on which shares may be redeemed, terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of Northfield Bancorp.
Delaware Law and Certificate of Incorporation and Bylaws of Northfield Bancorp
Delaware law, as well as Northfield Bancorp’s certificate of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions also render the removal of the board of directors or management of Northfield Bancorp more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Northfield Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by a majority of the board of directors.

Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).

Authorized but Unissued Shares. Northfield Bancorp has authorized but unissued shares of common and preferred stock. The certificate of incorporation authorizes 25,000,000 shares of serial preferred stock. Northfield Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Northfield Bancorp that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the t ransaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Northfield Bancorp.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by the board of directors and also by at least a majority of the outstanding shares of the voting stock; provided, however, that approval by at least 85% of the outstanding voting stock is generally required to amend certain provisions.

The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of a majority of Northfield Bancorp’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting shares.

Business Combinations with Interested Stockholders. Delaware law restricts mergers, consolidations, sales of assets and other business combinations between Northfield Bancorp and an “interested stockholder”.

Evaluation of Offers. The certificate of incorporation of Northfield Bancorp provides that its board of directors, when evaluating a transaction that would or may involve a change in control of Northfield Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Northfield Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors.

Purpose and Anti-Takeover Effects of Northfield Bancorp’s Certificate of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. Our board of directors believes these provisions are in the best interests of Northfield Bancorp and its stockholders. Our board of directors believes that it is in the best position to determine the true value of Northfield Bancorp and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Northfield Bancorp and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Northfield Bancorp and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Northfield Bancorp for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Northfield Bancorp’s assets.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of Northfield Bancorp’s certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to r emove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Change in Control Regulations
Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company, such as Northfield Bancorp, unless the Federal Reserve has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.  Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with Northfield Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.
Benefit Plans

In addition to the provisions of Northfield Bancorp’s certificate of incorporation and bylaws described above, benefit plans of Northfield Bancorp and Northfield Bank that may authorize the issuance of equity to its board of directors, officers and employees adopted in connection with or following the offering contain or may contain provisions which also may discourage hostile takeover attempts which the board of directors of Northfield Bank might conclude are not in the best interests of Northfield Bancorp and Northfield Bank or Northfield Bancorp’s stockholders.